UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                      SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 6)*

             Aerospace Creditors Liquidating Trust
                         (Name of Issuer)

               Units of Beneficial Interest
               (Title of Class of Securities)

                   CUSIP No. 008017105
                      (CUSIP Number)

                   Thomas F. Steyer
              Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
              San Francisco, California  94111
                       (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                   July 29, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     526,683

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     526,683

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     526,683

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     15.9%

14   Type of Reporting Person*

     PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     534,332

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     534,332

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     534,332

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.2%

14   Type of Reporting Person*

     PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     205,135

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     205,135

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     205,135

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.2%

14   Type of Reporting Person*

     PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     79,090

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     79,090

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     79,090


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.4%

14   Type of Reporting Person*

     PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     91,601

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     91,601

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     91,601

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.8%

14   Type of Reporting Person*

     00

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,345,240

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,345,240

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,345,240

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     40.7%

14   Type of Reporting Person*

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b)

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,345,240

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,345,240

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,345,240

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     40.7%

14   Type of Reporting Person*

     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

      (a)

      (b) /x/

3    SEC Use Only


4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5.%

14   Type of Reporting Person*

     IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN


         *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN


         *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                         SCHEDULE 13D

CUSIP No. 008017105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,436,841

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,436,841

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,436,841

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.5%

14   Type of Reporting Person*

     IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

       This Amendment No. 6 to Schedule 13D amends the
Schedule 13D initially filed on December 16, 1993
(collectively, with all amendments thereto, the "Schedule
13D") and reports a recent reorganization of beneficial ownership of certain of the Reporting Persons. This
Amendment No. 6 constitutes an initial statement for newly-formed entities, as more fully set forth herein.

Item 2.  Identity and Background

       Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

       (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Units of Beneficial Interest
(the "Units") held by it; (ii) Farallon Capital Institu-
tional Partners, L.P., a California limited partnership
("FCIP"), with respect to the Units held by it:  (iii)
Farallon Capital Institutional Partners II, L.P., a
California limited partnership ("FCIP II"), with respect
to the Units held by it; (iv) Tinicum Partners, L.P., a
New York limited partnership ("Tinicum"), with respect to
the Units held by it; (v) Farallon Capital Management,
Inc., a Delaware corporation; (vi) Farallon Capital
Management, L.L.C., a Delaware limited liability company
("FCMLLC"), with respect to the Units held by Farallon
Capital Offshore Investors, Inc., a British Virgin
Islands corporation ("Offshore") and certain other
accounts managed by FCMLLC (together with Offshore, the
"Managed Accounts"); (vii) Farallon Partners, L.L.C., a
Delaware limited liability company ("FPLLC") with respect
to the Units held by each of the entities named in (i)
through (iv) above; (viii) each of David I. Cohen
("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish
("Fish"), Andrew B. Fremder ("Fremder"), William F.
Mellin ("Mellin"), Stephen L. Millham ("Millham"),
Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"),
PAGE
with respect to the Units held by each of the entities
named in (i) through (iv) and (vi) above;  (ix) Fleur E.
Fairman ("Fairman") with respect to the Units held by
each of the entities named in (i) through (iv) above; and
(x) Eric M. Ruttenberg ("Ruttenberg").

       As of April 1, 1996, FCMLLC succeeded Farallon
Capital Management, Inc. as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, Farallon
Capital Management, Inc. is no longer deemed a "benefi-cial owner" of any units of beneficial interest. As of April 1, 1996, FPLLC succeeded Messrs. Steyer, Cohen,
Downes, Fish, Mellin, and Ruttenberg, and Mdmes. Fairman and Moore as General Partner of each FCP, FCIP, FCIP II and Tinicum (together, the "Partnerships"). Because Mr.
Ruttenberg is neither a General Partner of the Partner-ships nor a managing member of either FPLLC or FCMLLC, he is no longer deemed a "beneficial owner" of any of the Units. The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

PAGE

       (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco
California 94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

       (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The princi-pal business of FCMLLC is that of a registered investment adviser.

       (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other
          Consideration.

       Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

       The net investment cost (including commissions) is $434,055 for the 122,102 Units acquired by FCP since the previous filing of Schedule 13D, $493,939 for the 138,800
Units acquired by FCIP since the previous filing of
Schedule 13D, $127,560 for the 36,100 Units acquired by
FCIP II since the previous filing of Schedule 13D, $79,294 for

PAGE
the 22,200 Units acquired by Tinicum since the previous filing of Schedule 13D and $15,384 for the 4,300 Units acquired by the Managed Accounts since the previous filing of Schedule 13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

       The Units held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Units purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

       Of the Units held by FCP and Tinicum, 404,582
Units held by FCP and 56,890 Units held by Tinicum have been pledged pursuant to credit agreements entered into between FCP and International Nederlanden (U.S.) Capital
Corporation ("ING"). Because other securities are pledged pursuant to the credit agreements, it is not possible to determine the amounts, if any, of leverage used with respect to the Units purchased and sold.
Currently, the interest rate charged pursuant to the ING credit agreements is LIBOR plus 2.25% per annum.

Item 5.  Interest in Securities of the Issuer.

       Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

PAGE

       A.     Farallon Capital Partners, L.P.

              (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of Such cover page and of each other cover page filed herewith is calculated based upon the 3,302,250 Units reported by the Company to be outstanding as of May 10, 1996 in the Company's Form 10Q for the quarterly period ended March 31, 1996.

              (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units for the 60-day period preceding July
29, 1996 (the date of the event which required filing of this Amendment No. 6 of Schedule 13D) are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

              (d)  The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Units.

              (e)   Not applicable.

       B.  Farallon Capital Institutional Partners, L.P.

              (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

              (c)   The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units for the 60-day period preceding July
29, 1996 (the date of the event which required filing of this Amendment No. 6 of Schedule 13D) are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

              (d)   The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

              (e)   Not applicable.
PAGE

       C. Farallon Capital Institutional Partners II,
          L.P.

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

              (c)   The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units for the 60-day period preceding July
29, 1996 (the date of the event which required filing of this Amendment No. 6 of Schedule 13D) are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

              (d)   The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

              (e)   Not applicable.

       D.     Tinicum Partners, L.P.

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

              (c)   The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units for the 60-day period preceding July
29, 1996 (the date of the event which required filing of this Amendment No. 6 of Schedule 13D) are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

              (d)   The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

              (e)   Not applicable.

       E.     Farallon Capital Management, Inc.

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Farallon Capital Management, Inc. is incorporated herein by reference.

              (c)   None.

              (d)   None.

PAGE

              (e)   April 1, 1996.

       F.     Farallon Capital Management, L.L.C.

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

              (c)   The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units for the 60-day period preceding July
29, 1996 (the date of the event which required filing of this Amendment No. 6 of Schedule 13D) are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

              (d)   FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

              (e)   Not applicable.

       G.     Farallon Partners, L.L.C.

              (a), (b)     The information set forth in
rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

              (e)   Not applicable.

       H.     David I. Cohen

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       I.     Joseph F. Downes

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       J.     Fleur E. Fairman

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. Ms. Fairman is a managing member of FPLLC.

              (e)   Not applicable.

       K.     Jason M. Fish

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.
PAGE

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       L.     Andrew B. Fremder

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       M.     William F. Mellin

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

PAGE

       N.     Stephen L. Millham

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       O.     Meridee A. Moore

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of units held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       P.     Eric M. Ruttenberg

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

              (c)   None.

              (d)   None.

              (e)   April 1, 1996.

PAGE

       Q.     Thomas F. Steyer

              (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

              (c)   None.

              (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the units held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

              (e)   Not applicable.

       The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

Item 7.  Materials to be Filed as Exhibits.

       There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

PAGE

                         SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P.,
                    and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, Meridee A. Moore, and
                    Eric M. Ruttenberg.

                                            ANNEX 1

       Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:
(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

1.     (a)     Farallon Capital Management, L.L.C.
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Serves as investment adviser to various
               managed accounts
       (d)     Delaware limited liability company
       (e)     Managing Members: Thomas F. Steyer, Senior
               Managing Member, David I. Cohen, Joseph H.
               Downes, Jason M. Fish, Andrew B. Fremder,
               William F. Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

2.     (a)     Farallon Partners, L.L.C.
       (b)     One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)     Serves as general partner to investment
               partnerships
       (d)     Delaware limited liability company
       (e)     Managing Members:  Thomas F. Steyer,
               Senior Managing Member, David I. Cohen,
               Joseph H. Downes, Fleur E. Fairman, Jason
               M. Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and Meridee A.
               Moore, Managing Members.

3.     (a)     David I. Cohen
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)     South African Citizen

4.     (a)     Joseph F. Downes
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111

       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
       (d)     United States Citizen

5.     (a)     Fleur E. Fairman
       (b)     993 Park Avenue
               New York, New York  10028
       (c)     Managing Member of Farallon Partners,
               L.L.C.
       (d)     United States Citizen

6.     (a)     Jason M. Fish
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
       (d)     United States Citizen

7.     (a)     Andrew B. Fremder
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
       (d)     United States Citizen

8.     (a)     William F. Mellin
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)     United States Citizen

9.     (a)     Stephen L. Millham
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)     United States Citizen

10.    (a)     Meridee A. Moore
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)     United States Citizen
PAGE

11.    (a)     Thomas F. Steyer
       (b)     c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
       (c)     Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing
               Member of Farallon Capital Management,
               L.L.C.; Director, NAB Asset Corporation
       (d)     United States Citizen

PAGE

               JOINT ACQUISITION STATEMENT
               PURSUANT TO RULE 13D-(f)(1)

       The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13d shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August ___, 1996


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman

                    /s/ Thomas F. Steyer
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of David I.
                    Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, Meridee A. Moore, and
                    Eric M. Ruttenberg.
                       SCHEDULE A


               FARALLON CAPITAL PARTNERS, L.P.


                    NO. OF SHARES       PRICE
                    PURCHASED ("P")     PER SHARE
TRADE DATE          OR SOLD ("S")  (including commission)



06/13/96                   2,500P       $2.80

07/29/96                 112,502P       $3.50

PAGE

                       SCHEDULE B


       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                    NO. OF SHARES            PRICE
                    PURCHASED ("P")          PER SHARE
TRADE DATE          OR SOLD ("S")  (including commission)



06/13/96                   2,000P            $2.80

07/29/96                 130,000P            $3.50

PAGE

                       SCHEDULE C


      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                    NO. OF SHARES       PRICE
                    PURCHASED ("P")     PER SHARE
TRADE DATE          OR SOLD ("S")  (including commission)


06/13/96                    500P        $2.80

07/29/96                 34,000P        $3.50

PAGE

                       SCHEDULE D


                  TINICUM PARTNERS, L.P.


                    NO. OF SHARES            PRICE
                    PURCHASED ("P")          PER SHARE
TRADE DATE          OR SOLD ("S")  (including commission)


06/13/96                    700P             $2.80

07/29/96                 20,000P             $3.50

PAGE

                       SCHEDULE E


             FARALLON CAPITAL MANAGEMENT INC.

                    NO. OF SHARES            PRICE
                    PURCHASED ("P")          PER SHARE
TRADE DATE          OR SOLD ("S")  (including commission)



06/13/96                   300P              $2.80

07/29/96                 3,500P              $3.50